April 20, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Cara Wirth

Re:	Sharing Services Global Corporation
Registration Statement on Form S-1
File No. 333-271184
Withdrawal of Acceleration Request

Dear Ms. Cara Wirth:

Sharing Services Global Corporation (the “Company”) hereby withdraws its request for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-271184), which was previously submitted on April 19, 2023.

Very truly yours,

Sharing Services Global Corporation

By:	/s/ John Thatch
John Thatch
Chief Executive Officer and Vice Chairman of the Board of Directors (Principal Executive Officer)

By:	/s/ Anthony S. Chan
Anthony S. Chan
Chief Financial Officer (Principal Financial Officer)

Cc:	Frank D. Heuszel (DSS Inc.)
Darrin M. Ocasio (Sichenzia Ross Ference LLP)
Jay K. Yamamoto (Sichenzia Ross Ference LLP)